Exhibit 5.4

[Letterhead of Godfrey & Kahn, S.C.]

March 9, 2012

Central Garden & Pet Company

1340 Treat Blvd., Suite 600

Walnut Creek, CA 94597

Ladies and Gentlemen:

We have acted as special Wisconsin counsel for Kaytee Products Incorporated, a Wisconsin corporation (“Kaytee”), and All-Glass Aquarium Co., Inc., a Wisconsin corporation (“All-Glass”) (Kaytee and All-Glass being collectively referred to herein as the “Wisconsin Subsidiaries”), in connection with the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on March 9, 2012 (the “Registration Statement”), filed by Central Garden & Pet Company, a Delaware corporation (“Central”), as issuer and certain guarantors, including the Wisconsin Subsidiaries, relating to: (i) the issuance by Central of an additional $50,000,000 aggregate principal amount of 8.25% Senior Subordinated Notes due 2018 (the “Exchange Notes”); and (ii) the issuance by the Wisconsin Subsidiaries of a Guarantee dated February 13, 2012 (the “Guarantee”) along with the issuance by certain other guarantors of guarantees with respect to the Exchange Notes.

The Exchange Notes will be issued under and pursuant to the base indenture, dated March 8, 2010 (the “Base Indenture”), among Central, as issuer, and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture dated March 8, 2010 (the “First Supplemental Indenture”), among Central, other direct and indirect subsidiaries of Central, including the Wisconsin Subsidiaries, as guarantors (the “Guarantors”) and the Trustee, and as further supplemented by the Second Supplemental Indenture dated February 13, 2012 (the “Second Supplemental Indenture” and together with the Base Indenture and the First Supplemental Indenture, the “Indenture”), among Central, the Guarantors and the Trustee.

In rendering the opinions expressed below, we have examined and relied on originals or copies, certified or otherwise, identified to our satisfaction of, but have not participated in the negotiation, preparation or settlement of, the following documents:

a. The Indenture;

b. The Guarantee; and

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March 9, 2012

c. Resolutions of the Board of Directors of each Wisconsin Subsidiary, dated February 24, 2010 with respect to each Wisconsin Subsidiary pertaining to the authorization, issuance, execution and delivery of the Base Indenture and the First Supplemental Indenture certified by the Secretary of such Wisconsin Subsidiary, and the Resolutions of the Board of Directors of each Wisconsin Subsidiary dated December 9, 2011 with respect to All-Glass and December 8, 2011 with respect to Kaytee, pertaining to the authorization, issuance, execution and delivery of the Second Supplemental Indenture and the Guarantee issued pursuant to the Indenture certified by the Secretary of such Wisconsin Subsidiary.

We have also examined such records of the Wisconsin Subsidiaries, such certificates of officers of the Wisconsin Subsidiaries, public officials and others and originals, copies or facsimiles of such other agreements, instruments, certificates and documents as we have deemed necessary or advisable as a basis for the opinions expressed below. In particular, as to certain matters of fact relevant to the opinions expressed below, we have relied on certificates of officers of the Wisconsin Subsidiaries, copies of which have been provided to you.

In rendering this opinion, we have assumed, without investigation, verification or inquiry, (i) the genuineness of all signatures and the authenticity of all documents submitted to us as originals, (ii) the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such copies, and (iii) the truth, accuracy and completeness (without independent investigation or verification) as of the date hereof as to factual matters of the information, representations, warranties and statements contained in the records, documents, instruments and certificates we have reviewed in connection with rendering the opinions set forth herein.

In rendering the opinions set forth herein, we have also assumed that all parties (other than the Wisconsin Subsidiaries) had all requisite power and authority to execute and deliver the Indenture and all other agreements, documents, instruments and certificates examined by us and have also assumed the due authorization by all requisite action, and the due execution and delivery by such parties (other than the Wisconsin Subsidiaries) of the Indenture and all other agreements, documents, instruments and certificates and the validity and binding effect and enforceability thereof against all parties in accordance with their respective terms. In rendering the opinions set forth herein concerning the valid existence and good standing of each Wisconsin Subsidiary, we have relied exclusively upon the Certificate of Status for each Wisconsin Subsidiary issued by the Wisconsin Department of Financial Institutions dated March 8, 2012 (each a “Certificate of Status”).

Based upon the foregoing, but subject to the assumptions, qualifications and limitations set forth herein, we are of the opinion that:

1. Each of the Wisconsin Subsidiaries has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Wisconsin meaning that each Wisconsin Subsidiary has filed its most recent required

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March 9, 2012

annual report and has not filed articles of dissolution with the Wisconsin Department of Financial Institutions.

2. Each of the Wisconsin Subsidiaries has the requisite corporate power and authority to execute and deliver the First Supplemental Indenture, Second Supplemental Indenture and the Guarantee and to perform its obligations thereunder, and all necessary corporate action required to be taken by the Wisconsin Subsidiaries for the due and proper authorization, execution and delivery of the First Supplemental Indenture, Second Supplemental Indenture and the Guarantee and the consummation of the transactions contemplated thereby has been duly and validly taken.

3. The First Supplemental Indenture, Second Supplemental Indenture and the Guarantee have been duly authorized, executed and delivered by each of the Wisconsin Subsidiaries.

The opinions expressed herein are limited to the laws of the State of Wisconsin in effect on the date hereof as they presently apply and we express no opinion regarding the laws of any other jurisdiction.

The opinions set forth herein are given as of the date hereof, and are intended to apply only to those facts and circumstances that exist as of the date hereof. We assume no obligation or responsibility to update or supplement our opinions to reflect any facts or circumstances that may hereafter come to our attention or any changes in laws that may hereafter occur, or to inform the addressee of any change in circumstances occurring after the date hereof that would alter the opinions rendered herein.

This opinion is limited to the matters set forth herein, and no opinion may be inferred or is implied beyond the matters expressly contained herein. Orrick, Herrington & Sutcliffe LLP may rely on this opinion in connection with its opinion, dated the date hereof, and filed with the Securities and Exchange Commission. We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement. By giving this opinion, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 and the rules and regulations promulgated thereunder.

Very truly yours,

/s/ Godfrey & Kahn, S.C.

GODFREY & KAHN, S.C.